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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                        Amendment No. 3 to SCHEDULE TO
                                 (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

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                            MERCATOR SOFTWARE, INC.
        (Name of Subject Company (Issuer) and Filing Person (Offeror))

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All Options to Purchase Common Stock, Par Value $0.01 Per Share, Granted Under
                    The Mercator 1997 Equity Incentive Plan
                        (Title of Class of Securities)

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                                  587587 10 6
               (CUSIP Number of Underlying Class of Securities)
                           (Underlying Common Stock)
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                                  Roy C. King
                     Chairman and Chief Executive Officer
                            Mercator Software, Inc.
                                45 Danbury Road
                        Wilton, Connecticut  06897-0840
                                (203) 761-8600
  (name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                  copies to:
         Gerald E. Klein, Esq.                   Paul A. Soden, Esq.
         General Counsel and Secretary           Gould & Wilkie LLP
         Mercator Software, Inc.                 One Chase Manhattan Plaza
         45 Danbury Road                         58th floor
         Wilton, Connecticut  06897-0840         New York, New York 10005
         (203) 761-8600                          (212) 344-5680

  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE
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         Transaction Valuation*                   Amount of Filing Fee
--------------------------------------  ----------------------------------------
               $5,859,008                                 $1,172**
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*  Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,271,361 shares of common stock of Mercator Software, Inc. having an aggregate value as of September 10, 2001 of $5,859,008 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

** Previously paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount previously paid:         Not applicable.
    Form or Registration No.:       Not applicable.
    Filing party:                   Not applicable.
    Date filed:                     Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

 [ ] third party tender offer subject to Rule 14d-1.

 [X] issuer tender offer subject to Rule 13e-4.

 [ ] going-private transaction subject to Rule 13e-3.

 [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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INTRODUCTORY STATEMENT

  This Amendment No. 3, which amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 17, 2001, as amended by Amendment No. 1 thereto filed on October 9, 2001 and Amendment No. 2 thereto filed on October 12, 2001 (as amended, the "Schedule TO"), reports the final results of the Company's offer to exchange certain options, on a two for one basis, to purchase shares of our common stock, par value $0.01 per share ("Common Stock"), held by eligible individuals for new options to purchase shares of our Common Stock at a per share exercise price equal to the fair market value of one share of Common Stock on the date of grant upon the terms and subject to the conditions in the Offer to Exchange dated September 17, 2001, as supplemented (the "Offer to Exchange"), and the related Letter of Transmittal (the "Letter of Transmittal").

Item 4. Terms of the Transaction.

  Item 4 of the Schedule TO is hereby amended and supplemented as follows:

  The offer made pursuant to the Schedule TO expired at 5 p.m. Eastern Daylight Savings Time on Friday, October 19, 2001. The Company accepted for cancellation options to purchase an aggregate of 1,100,062 shares of the Company's Common Stock representing 33.6% of the options eligible to participate. Subject to the terms and conditions of the Offer to Exchange and the related Letter of

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Transmittal, the Company will issue new options to purchase an aggregate of
550,016 shares of the Company's Common Stock to an aggregate of 239 option holders. We will promptly send each option holder whose options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(1)(D) as previously filed, indicating the number of shares subject to such holder's options that have been accepted for exchange, the corresponding number of shares of common stock that will be subject to the options that will be granted to such holders and the expected grant date of the new options.



                 SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Schedule TO is true, complete and correct.

                     Mercator Software, Inc.


                     /s/  Roy C. King
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                     Roy C. King
                     Chairman, Chief Executive Officer and President


Date:  October 23, 2001



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